September 24, 2025

Kwok Wai BOW
Chairman of the Board and Director
Altech Digital Co., Ltd.
Units 608-61
Level 6, Core C, Cyberport 3
100 Cyberport Road, Pok Fu Lam
Hong Kong

       Re: Altech Digital Co., Ltd.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed September 22, 2025
           File No. 333-289757
Dear Kwok Wai BOW:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1
Risk Factors, page 18

1. We note that on September 4, 2025, the Nasdaq Stock Market filed with the SEC a proposed rule change to modify certain initial and continued listing standards that would, among other things, require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to list on Nasdaq. Please revise your risk factor to address the potential effects these proposed listing standards could have on your ability to list on the
       Nasdaq Capital Market.
 September 24, 2025
Page 2

Capitalization, page 46

2. Please revise the table to label the first column as being pro forma instead of actual.
       Please include a schedule that presents the effects of the reorganization on the actual financial information to reconcile to the pro forma information for each equity account listed in the table. This schedule can be included in the footnote to the capitalization table. In addition, consider revising your Corporate History and
       Structure disclosure or where applicable to state that the financial statements of the company and Alech Digital (BVI) have been omitted as they are recently organized entities.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-
3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Herman Lee, Esq.